UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3) *

Meritage Hospitality Group Inc., a Michigan corporation

(Name of Issuer)

Common Shares, $.01 par value

(Title of Class of Securities)

59000K 10 1

(CUSIP Number)

Robert E. Schermer, Sr.
c/o Robert W. Baird & Co. Incorporated
333 Bridge Street, N.W., Suite 1000
Grand Rapids, Michigan 49504
(616) 459-4491

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2001
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages
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CUSIP NO.  59000K 10 1            Schedule 13D             Page 2 of 3 Pages
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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Sr.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  | |

         (b)  | |

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                               |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan

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                            7     SOLE VOTING POWER

                                    633,521
                        --------------------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     4,000
    EACH REPORTING       -------------------------------------------------------
     PERSON WITH           9     SOLE DISPOSITIVE POWER

                                    633,521
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                    4,000
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         637,521

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.8%

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  14     TYPE OF REPORTING PERSON

         IN
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This Schedule 13D as previously filed is amended in Items 3 and 5 by adding the material below.

Item 3. Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the common shares referenced in Item 5.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Schermer owns 630,521 common shares, and holds options for 3,000 common shares pursuant to the Issuer's 1996 Directors' Share Option Plan which are immediately exercisable. See also page 2, nos. 11 and 13.

(b)	See page 2, nos. 7, 8, 9 and 10. The 4,000 shares identified in nos. 8 and 10 are owned by Mr. Schermer's spouse.
(c)	In the past 60 days, the following transactions involving Mr. Schermer, Sr. occurred:
  On December 7, 2001, Mr. Schermer, Sr. acquired 964 newly issued common shares as compensation due to Mr. Schermer, Sr. pursuant to the Issuer's 1999 Directors' Compensation Plan. The shares were valued at $2.075 which was based on the average of the last sales price on the 5 trading days before the end of the quarter.

  On January 4, 2001, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $2.125.

  On January 22, 2001, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $2.125.

  On January 30, 2001, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $2.12.

  On February 9, 2001, the Issuer sold 762,500 unregistered common shares held in treasury pursuant to a private placement. Mr. Schermer was not involved in this placement. However, this event decreased Mr. Schermer's percentage of beneficial ownership.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    February 15, 2001                                                ________/s/ Robert E. Schermer, Sr.______
                                                                                                          Robert E. Schermer, Sr.